Exchange Place Advisors Trust

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

September 25, 2024

Via EDGAR CORRESPONDENCE

Valerie J. Lithotomos, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Place Advisors Trust (formerly North Square Investments Trust)

(the “Trust” or the “Registrant”)

File Nos. 811-23373; 333-226989

Dear Ms. Lithotomos:

This letter responds to comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) (the “SEC”) regarding Post-Effective Amendment No. 37 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment was filed on July 26, 2024 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“Securities Act”), to disclose an investment strategy change being made to the North Square Core Plus Bond Fund (the “Fund”), a series of the Trust. You provided the Staff’s comments to the Amendment by telephone on September 10, 2024 to Karen Jacoppo-Wood, Esq. and Gary Grasso, Esq.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. Where applicable, revisions indicated in response to your comments will be reflected in an amendment to the Registrant’s Registration Statement to be filed concurrently with or subsequently to this letter. All capitalized terms not defined herein (including in the Exhibits hereto) have the meaning given to them in the Amendment.

GENERAL

Comment 1. We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

Response. The Registrant and its management acknowledges the responsibility described above.

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Comment 2. Please provide all missing information, and eliminate all blanks and bracketed items.

Response. The Registrant will include the remaining missing information in a subsequent amendment to the Registrant’s Registration Statement.

Comment 3. Please explain why the Fund did not need a shareholder meeting in connection with the change in the Fund’s investment sub-advisers.

Response. The Registrant and North Square Investments, LLC (the “Adviser”) have been granted exemptive relief from the SEC, which permits the Adviser, on behalf of the Fund and subject to the approval of the Board of Trustees of the Registrant (the “Board”), including a majority of the independent members of the Board, to hire, and to modify any existing or future sub-advisory agreement with, unaffiliated sub-advisers and affiliated sub-advisers, including sub-advisers that are wholly-owned subsidiaries (as defined in the Investment Company Act of 1940, as amended (the “1940 Act)) of the Adviser or its parent company and sub-advisers that are partially-owned by, or otherwise affiliated with, the Adviser or its parent company.

SUMMARY SECTION – Fees and Expenses of the Fund

Comment 4. Please provide a completed fees and expenses table and example with the response at least five (5) business days before the Amendment becomes effective.

Response. The Registrant has included the Fund’s completed fees and expenses table and expense example as Exhibit A to this letter.

SUMMARY SECTION – Principal Investment Strategies

Comment 5. We note that the Fund has completely changed its investment strategies. We have the following comments concerning these changes:

1. Please supplementally inform the Staff why the Board believes these changes are consistent with its fiduciary duties and are in the best interests of its shareholders -- who did not vote for these changes. In your response:

  Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

  Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new Fund.

  Support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting a new Fund.

2. Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to this Fund.

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3. Has the Fund notified its shareholders of this planned change? If so, please provide the Staff with a copy of the notice and when and how (e.g., letter, e-mail) it was sent. If not, when will the Fund distribute such a notice and how?

4. What is the composition of the Fund’s shareholder base (e.g., affiliated versus unaffiliated, retail versus institutional, domestic versus foreign)? What percentage of the Fund’s shares are held by retail investors?

5. Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing Fund, as opposed to an amendment adding a new Fund, is consistent with the text and policy of Rule 485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days (as opposed to 60 days).

6. Please inform the Staff in your response letter what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.

7. Have any shareholders contacted the Fund or intermediaries about this planned transaction? If so, describe the nature of such communications including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Response. The change to the investment strategy of the Fund reflected the recommendation by the Adviser. The Adviser recommended the change because, despite the Adviser’s efforts over the last two years to market the Fund, the Adviser does not believe it can materially grow the Fund’s assets with its current strategy due to, among other factors, changes in the markets, the relative performance of the Fund, alternatives to the Fund in fixed income markets, and Morningstar Inc.’s category placement. The Adviser noted that, in light of these challenges, the Adviser considered various alternatives for the Fund and, after careful analysis, believes that the Fund’s shareholders would benefit from the Fund’s assets being managed in a core-plus bond strategy, utilizing two of the Trust’s current Sub-Advisers, CSM Advisors, LLC and Red Cedar Investment Management, LLC (the “New Sub-Advisers”), one for each of two Fund sleeves (core and plus). The Adviser further noted that the Morningstar U.S. Core Plus Bond category is a large mutual fund category and the Adviser believes such change would place the Fund in a more marketable position going forward, which could benefit shareholders, and also could allow Fund shareholders to more accurately evaluate the Fund’s relative performance against a meaningful benchmark. In addition, the Adviser noted that although the investment management strategy would differ from the current one, the core-bond strategy would still share the same investment goal as the current strategy with respect to seeking lower volatility and risk relative to the U.S. equity markets.

A board of trustees, in its role as a board and exercising its fiduciary duty, does not dictate to an investment adviser of an investment company how to invest to achieve maximum return for shareholders, but rather relies on the expertise of the investment adviser to manage the investment

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portfolio. With respect to the Fund, the Board considered the Adviser’s expertise and gave deference to its insights that the revised investment strategy and New Sub-Advisers had the potential to attract new investors and assets into the Fund and may in fact benefit the Fund’s shareholders. The Board believes that its approval of the changes is consistent with its fiduciary duties and that such changes are in the best interests of shareholders because the changes are designed to address concerns raised by the Adviser regarding the viability of the Fund by utilizing a revised investment strategy utilizing the New Sub-Advisers that could be more competitive in the current market and could also potentially address any relative underperformance.

The prospectus disclosure relating to the Fund makes clear that the Fund’s investment strategy is not a fundamental policy and may be changed by the Board without shareholder action. The Registrant respectfully submits that a change of this nature is consistent with actions taken by investment company boards in the ordinary course without shareholder action, and that organization of a new fund in order to accomplish this change would require undue time and expense and would not be in the best interest of shareholders. The Registrant also notes that the Fund filed and mailed a supplement pursuant to Rule 497 to give shareholders advance notice of the changes and the opportunity to sell their shares if they disagreed with the changes.

The Adviser believes that the changes are consistent with its fiduciary duties to the Fund for the same reasons discussed above with respect to its proposal and the Board’s determination.

The change to the investment strategy of the Fund is being implemented in connection with a change in sub-adviser to this Fund. As noted above, and as the prospectus of the Fund discloses, the Fund operates in accordance with a “manager-of-managers” exemptive order issued by the SEC (the “Order”). Among the advantages of the manager-of-managers structure is the role of the Fund’s Adviser in proposing the retention of a sub-adviser to the Fund, continuously monitoring and evaluating the sub-adviser’s performance, and, where appropriate, recommending changes in sub-advisers. In connection with changes in sub-advisers, the description of a fund’s investment strategy is typically revised to reflect differences between the specific investment approach of a new sub-adviser and that of the legacy sub-adviser.

In connection with the Fund’s proposed sub-adviser and investment strategy changes, the Board took into account information provided to it at Board meetings held on March 29-30, 2023, June 21-22, 2023, September 12-13, 2023 , December 6-7, 2023 and March 21-22, 2024. The Adviser made a specific recommendation regarding the expected benefits to the Fund and its shareholders of the change in sub-adviser and to the investment strategy of the Fund. Over the course of multiple meetings, the Adviser and the New Sub-Advisers, as applicable, provided a substantial amount of information to the Fund’s Board, including information regarding the investment program and performance of the Fund and the current Sub-Adviser and the investment program and investment experience of the proposed New Sub-Advisers, and information regarding the New Sub-Advisers’ investment personnel, compliance programs, and operations. The Board also took into account its familiarity with the proposed New Sub-Advisers through their services as sub-advisers for other funds in the Trust. The Board also noted that one of the New Sub-Advisers was an affiliate of the Fund’s current Sub-Adviser and of the Adviser. The Board was also provided

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with information regarding the change in related fees, including information as to the effect of any change on the Adviser’s profitability. In this regard, the Adviser represented that the management fee of the Fund would be decreased and the Fund’s overall expense cap would be lowered in connection with the proposed changes and that shareholders would further benefit from such savings.

The Board considered the proposal thoroughly over multiple meetings and an extended period of time in the exercise of its business judgment, requesting additional information where appropriate. The bases for the Board’s approval of a sub-advisory agreement with each of the new Sub-Advisers will be disclosed publicly in the Fund’s next applicable financial statements and in an information statement, in accordance with the Order. The Independent Trustees were advised in these matters by independent counsel. In its deliberations, the Board considered whether a change in sub-adviser and in the Fund’ investment strategy was in the best interests of the Fund and its shareholders. The recommendation and approval process, which included due diligence by the Adviser and the careful review and consideration by the Board of detailed information (both oral and written), with the assistance of independent counsel, supported the discharge by each of the Adviser and of the Board of their respective fiduciary duties.

Consistent with the conditions of the Order, the Registrant will deliver to shareholders a detailed information statement for the Sub-Adviser change within 90 days of the change, which change is expected to occur on or about September 27, 2024. As noted above, the Registrant confirms that the Fund mailed a supplement to shareholders dated July 26, 2024 notifying shareholders of the planned changes to the Fund’s name, investment objective, principal investment strategies, sub-advisers, fees and expenses and share classes. The supplement was filed with the SEC on July 26, 2024 (Accession No. 0001580642-24-003914), and is included as Exhibit B to this letter. This supplement and notice timeline was intended to coincide with the Staff’s review of the Fund’s Rule 485(a) filing and specifically stated that the changes would be submitted as part of a revised registration statement for review by the Staff and would be subject to revisions in response to comments received from the Staff.

As to the use of a filing under Rule 485(a) under the Securities Act to reflect these changes as opposed to the organization of a new fund and the implementation of these changes without shareholder approval, the Registrant respectfully submits that this is one of the principal advantages of the manager-of-managers structure and has been specifically contemplated by the SEC and its Staff in the development and granting of manager-of-managers exemptive relief. The Registrant also notes that the Fund’s current investment strategy includes investments in fixed income securities. Further, the Registrant does not believe this approach creates an unfair competitive advantage over other registrants as the proposed changes to the investment strategy are unique to this Fund and its New Sub-Advisers and are not being made in reaction to new product developments in the market but as being in the best interests of current shareholders, including as an opportunity for potential growth over the longer term.

The New Sub-Advisers intend on repositioning approximately 100% of the Fund’s assets. The repositioning is necessary because the New Sub-Advisers will be investing principally in debt securities rather than investing across multiple investment strategies and investment techniques

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that were designed to generate return and manage risk exposure across varying marketing conditions by employing three separate investment styles.

The Registrant is not aware of any shareholders contacting the Fund or intermediaries about this planned transaction. Currently almost all of the Fund’s shareholders are retail shareholders, even if some of their shares are held in title by investment advisers for their benefit. The Adviser believes that approximately 100% of the Fund’s shareholders are domestic investors and estimates that approximately 70% of the shares are held by clients of advisers affiliated with the Adviser.

Comment 6. In the description of Red Cedar’s Plus investment strategy, please either define or clarify the term “rising stars.”

Response. The Registrant has added the following sentence: “Rising stars” are securities which exhibit improving fundamentals and are anticipated by Red Cedar to receive a ratings upgrade from high yield to investment grade in the foreseeable future.

Comment 7. Please explain if the use of derivatives will be part of the Fund’s 80% policy and, if so, please include disclosure to that effect. If derivatives will be part of the Fund’s 80% policy, please expand on the other uses of derivatives that may be employed as deemed appropriate by a Sub-Adviser.

Response. The Registrant confirms that the use of derivatives will not be part of the Fund’s 80% policy.

Comment 8. The Prospectus states that the Fund may hold up to 25% of its net assets in the financials sector. If the Fund intends to focus investments in any other sectors, please disclose this and any related risks.

Response. The Registrant notes that, while the Fund may, from time to time, invest a significant amount of its total assets in different sectors of the economy, it does not have any predetermined plan to concentrate its investments in any other sector.

SUMMARY SECTION – Principal Risks of Investing

Comment 9. The Prospectus includes an “Emerging Markets Risk.” Please disclose if investing in Emerging Markets is a principal risk and, if so, please disclose how the Fund defines Emerging Markets. If investing in Emerging Markets is not a principal risk, please consider deleting the related risk.

Response. The Registrant confirms that investing in Emerging Markets is not a principal risk and has deleted the related risk in the Summary Section of the Prospectus.

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SUMMARY SECTION – Performance

Comment 10. Please supplementally describe the history of the Predecessor Fund, including whether the Predecessor Fund had Class I Shares.

Response. The Fund is the successor in interest to a series of another registered investment company, Stadion Investment Trust (the “Stadion Predecessor Fund”). Shareholders of the Stadion Predecessor Fund approved the reorganization of the Stadion Predecessor Fund with and into a corresponding series of the Trust, and effective as of the close of business on June 11, 2021, the assets and liabilities of Class A, Class C and Class I Shares of the Stadion Predecessor Fund were transferred to the Trust in exchange for Class A, Class C and Class I Shares of the Fund, respectively. The Fund succeeded to the performance, financial and other historical information of the Stadion Predecessor Fund.

Comment 11. Please include disclosure relating to the conversion of the Class A and Class C shares to Class I shares of the Fund in the paragraph describing the changes to the Fund’s principal investment strategies.

Response. The Registrant has added the following disclosure: Effective September 27, 2024, the Fund converted Class A and Class C shares into Class I shares.

If you have any questions or need further information, please call me at 513-577-1693.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary, Exchange Place Advisors Trust

Enclosures

cc: S. Louizos, Esq., Blank Rome LLP

G. Grasso, Esq.

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Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

		Class I Shares
Shareholder Fees (fees paid directly from your investment)
		None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees[1]		0.38%
Distribution and service (Rule 12b-1) fees		None
Other expenses		0.83%
Shareholder servicing fee	0.15%
All other expenses	0.68%
Acquired fund fees and expenses[2]		0.02%
Total annual fund operating expenses[3]		1.23%
Fees waived and/or expenses reimbursed		-0.63%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses[4]		0.60%

1	Restated to reflect current fees.
2	Acquired fund fees and expenses are indirect fees and expenses that the Fund incurs from investing in the shares of other mutual funds, including money market funds. These fees are estimated following changes made effective September 27, 2024 to the Fund’s principal investment strategies.
3	The total annual fund operating expenses and net operating expenses do not correlate to the ratio of expenses to average net assets appearing in the financial highlights table, which reflects only the operating expenses of the Fund and does not include acquired fund fees and expenses.
4	North Square Investments, LLC (the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive its fees and/or pay for or reimburse operating expenses of the Fund to ensure that total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, any acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) do not exceed 0.58% of the average daily net assets of the Fund’s Class I shares (“Expense Limitation Agreement”). The Expense Limitation Agreement is in effect until September 30, 2026, and it may be terminated before that date only by the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived, payments made or expenses reimbursed to the Fund for a period ending 36 months after the date of the waiver, payment or reimbursement. This reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation amount in effect at the time such fees were waived, payments made or expenses reimbursed, or (b) the expense limitation amount in effect at the time of the reimbursement.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the

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time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual fee waiver until September 30, 2026). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	One Year	Three Years	Five Years	Ten Years
Class I shares	$61	$328	$615	$1,433

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Exhibit B

NORTH SQUARE TRILOGY ALTERNATIVE RETURN FUND

Class A: STTGX; Class C: STTCX; Class I: STTIX

(the “Fund”)

Supplement dated July 26, 2024 to the Summary Prospectus, Prospectus and Statement of Additional Information, each dated September 28, 2023, as supplemented

This supplement serves as notification of the following changes:

Important Notice Regarding Change in Investment Objective and Principal Investment Strategies

At a recent meeting of the Board of Trustees (the “Board”) of Exchange Place Advisors Trust (formerly, North Square Investments Trust), the Board approved certain changes relating to the Fund, expected to be effective on or around September 27, 2024 (the “Effective Date”), as described below.

1.                  Change in the Name of the Fund

As of the Effective Date, the name of the Fund will be changed to the North Square Core Plus Bond Fund.

2.	Change in the Investment Objective, Principal Investment Strategies, and Sub-Advisers of the Fund

In conjunction with the change of the Fund’s name, the Fund will change its investment objective and principal investment strategies as of the Effective Date. The current investment objective of the Fund is total return, with an emphasis on lower risk and volatility than the U.S. equity markets. NSI Retail Advisors, LLC, an affiliate of, and under common control with North Square Investments, LLC (the “Adviser”), currently serves as the Fund’s investment sub-adviser (the “Current Sub-Adviser”) and manages all of the Fund’s assets. In seeking to achieve its current investment objective, the Fund combines multiple investment strategies and investment techniques that are designed to generate return and manage risk exposure across varying market conditions. The Fund’s Current Sub-Adviser employs three separate investment styles: (i) a diversified portfolio of common stocks and/or actively managed or index-based exchange traded funds (“ETFs”), and options selected to provide protection from market declines, (ii) fixed-income securities or ETFs investing in fixed-income securities, and options sold and repurchased to generate net premium income, and (iii) index options in an effort to benefit from substantial price changes (up or down) in the markets.

As of the Effective Date, the Fund’s investment objectives are to seek high current income and long-term capital appreciation. In seeking to achieve the Fund’s new investment objectives, the Adviser has selected CSM Advisors, LLC (“CSM”), an affiliate of, and under common control with, the Adviser, and Red Cedar Investment Management, LLC (“Red Cedar”) (each, a “New

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Sub-Adviser” and together, the “New Sub-Advisers”) to serve as the Fund’s investment sub-advisers and will allocate the Fund’s assets to the New Sub-Advisers to manage. The initial anticipated target allocation to CSM is 65% of the Fund’s portfolio (the “Core” segment) and the anticipated initial target allocation to Red Cedar is 35% of the Fund’s portfolio (the “Plus” segment). To pursue its objectives, under normal market conditions, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in bonds. Under normal market conditions, the Fund will invest at least 65% of its net assets in investment grade debt securities. Securities in which the Fund may invest include U.S. Treasury and U.S. government agency securities, investment grade corporate debt instruments, investment grade preferred securities, investment grade municipal bonds, mortgage-backed (including collateralized mortgage backed-securities), asset-backed securities, collateralized loan obligations, bank loans, and below investment grade securities. Investment grade securities are those rated at the time of acquisition Baa3 or higher by Moody’s Investors Service, Inc. (“Moody’s”), or BBB- or higher by Standard & Poor’s, a division of McGraw Hill Companies Inc. (“S&P”), or Fitch Ratings Ltd. (“Fitch”) or, if unrated by S&P, Moody’s or Fitch, determined by CSM or Red Cedar to be of comparable quality. The Fund may hold up to 25% of its net assets in the financials sector, which is comprised of banks, diversified financial services, real estate (including real estate investment trusts) and insurance industries. Below investment grade securities, also known as “high yield” or “junk” securities, will not exceed 35% of the Fund’s net assets at the time of purchase. The Fund will utilize derivatives, including futures, forward contracts, options, swaps, and other various derivative products. The Fund’s use of derivative instruments may be for investment purposes for enhancing returns, hedging against market risks, or providing synthetic exposure to specific industries or securities. The Fund intends to use futures and swaps to hedge against general market risk, while it intends to use interest rate swaps and credit default swaps to hedge against interest rate risk and credit risk, respectively. The Fund will use options to hedge against market risk and to enhance returns and gain synthetic exposure to a security without holding the underlying asset. Other uses of derivatives may be employed as deemed appropriate by a New Sub-Adviser.

CSM focuses on investment in investment grade securities and attempts to diversify the Fund’s portfolio by holding debt obligations of various issuers in a variety of sectors. Red Cedar focuses on investment in below investment grade securities sourced from multiple asset classes, including preferred securities, structured credit (e.g., asset-backed securities, mortgage-backed securities and commercial backed corporate securities), traditional corporate high yield securities, bank loans and collateralized loan obligations. Red Cedar’s Plus investment strategy involves tactical and strategic allocation changes among these asset classes based on Red Cedar’s analysis of relative value.

Red Cedar employs a derivatives overlay strategy to, among other things, adjust the risk profile of the Fund’s portfolio. Within the Plus sleeve, Red Cedar may seek to mitigate undesired risk exposures through hedges, including, among other strategies, the purchase of credit default swap contracts and foreign currency futures. In addition, the derivatives overlay strategy may also be used for duration and currency management. Red Cedar seeks to target the desired duration and term structure exposure of the entire portfolio, both Core and Plus segments, using U.S. Treasury futures. Red Cedar may utilize currency futures to hedge non-U.S. dollar positions, as desired, of the entire portfolio, both Core and Plus segments.

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Corresponding changes to the Fund’s principal investment strategies and principal risks of investing in the Fund will be made to reflect the Fund’s revised investment objectives and investment strategies as of the Effective Date. A notice will be sent to shareholders regarding the internet availability of an Information Statement describing the new Sub-Advisory Agreements.

3.       Fees and Expenses of the Fund

As of the Effective Date, the Fund’s management fee will be contractually reduced to 0.38% of the Fund’s average daily net assets. In addition, the Adviser has contractually agreed to waive its advisory fee and/or reimburse expenses in order to limit Total Annual Fund Operating Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, any acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses such as litigation expenses) to 0.58% of the Fund’s average daily net assets attributable to Class I shares. Prior to the Effective Date, the Fund’s contractual expense cap was 1.38% for the Class I shares.

These changes above have been submitted as part of a revised Prospectus and Statement of Additional Information (“SAI”) for review by the staff of the Securities and Exchange Commission (the “SEC”), which was filed on July 26, 2024. Subject to revisions in response to comments from the SEC, it is anticipated that the revised Prospectus and SAI will become effective on or about September 27, 2024, upon which date the addition of the Fund’s new 80% investment policy will also be effective. Following the Effective Date, shareholders will receive an updated Summary Prospectus reflecting the addition of the 80% investment policy and that will include additional disclosure regarding the Fund’s new investment objectives and strategies. In addition, pursuant to the Trust’s exemptive order (the “Manager of Managers Order”) from the SEC, shareholders will receive notice regarding the internet availability of an Information Statement relating to, among other changes, the termination of the Current Sub-Adviser and the hiring of the New Sub-Advisers to the Fund.

4.       Share Class Conversion

In addition to the changes to the Fund detailed above, based upon a recommendation by the Adviser, the Board has approved closing the Class A and C shares of the Fund and converting each of the Class A and Class C shares to Class I shares of the Fund.  The Class I shares have lower expenses than Class A and Class C shares.

Effective August 1, 2024, Class A and Class C shares will no longer be available for purchase for the Fund.

After the close of business on the Effective Date, the Fund will automatically convert Class A and Class C shares into Class I shares.  Prior to the conversion, shareholders of Class A and Class C shares may redeem their investments as described in the Fund’s Prospectus.  For shareholders planning on redeeming Class A or Class C shares prior to their conversion to Class I shares, please note that the Adviser will waive the 1.00% contingent deferred sales charge (“CDSC”) for any shares redeemed within 12 months of purchase, as applicable.

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If shares are not redeemed prior to the conversion, each shareholder owning Class A or Class C shares of the Fund will own Class I shares of the Fund equal to the aggregate value of the shareholder’s Class A or Class C shares, respectively.  The value of your investment will not change, and no sales charges or fees will be imposed, as a result of this conversion.

Because you will own Class I shares following the conversion, you will no longer be subject to any sales charges (front-end sales charges or CDSC) for future transactions or ongoing Rule 12b-1 fees.  The conversion will not be considered a taxable event for federal income tax purposes.  Please refer to the Prospectus dated September 28, 2023, as supplemented, for the Fund, which contains information regarding Class I shares, including fees and expenses. The Fund’s Prospectus, SAI, annual and semi-annual reports are available upon request and without charge by calling toll-free at 1-855-551-5521 or by visiting the Fund’s website at northsquareinvest.com.

Please contact the Fund at 1-855-551-5521 if you have any questions.

Please retain this supplement for future reference.

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